February 26, 2010

VIA EDGAR AND OVERNIGHT COURIER
Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546


Re:    World Fuel Services Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed February 26, 2009
       Response Letter dated October 8, 2009
       Response Letter dated November 9, 2009
       File No. 1-09533

Dear Mr. Schwall:

     As you are aware, World Fuel Services Corporation (the "Company") submitted letters to the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated November 9, 2009, October 8, 2009 and August 7, 2009 (collectively, the "2009 Response Letters"), which provided information to the Staff regarding an administrative subpoena dated April 19, 2009 (the "April Subpoena") received by the Company from the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). In response to the April Subpoena, the Company provided OFAC with information regarding the Company's transactions involving Cuba, Iran and Sudan since April 1, 2004. In the 2009 Response Letters, the Company provided the Staff with information regarding the Company's response to the April Subpoena, as well as information regarding the nature of the Company's business activities involving Cuba, Iran and Sudan.

     The purpose of this letter is to update the Staff that on December 8, 2009, the Company received a separate administrative subpoena from OFAC (the "December Subpoena") requesting information regarding the Company's transactions involving Sudanese overflight payments since June 30, 2008. As a result of regulatory changes to the Sudan sanctions regime, certain OFAC-issued licenses related to Sudan expired on June 30, 2008, and all holders of these licenses were required to reapply for licensure. This regulatory change applied to the Company's OFAC license authorizing payments for Sudan overflight permits.

     Upon receipt of the December Subpoena, the Company conducted a comprehensive internal review and discovered (i) that it had engaged in a small number of transactions with Sudan without a valid OFAC license authorizing payments for overflight permits, as the Company's license expired on June 30, 2008 and the Company had not obtained a replacement license (the Company has now applied for a replacement license and that application is pending) and (ii) several of these transactions resulted in small payments to Sudan that potentially violated the terms of our now-expired license because we erroneously made payments to bank accounts other than the account specified in our license. We have reported these potential violations to OFAC in response to the December Subpoena and the Company is fully cooperating with OFAC to resolve this matter.

     The potential violations discovered in response to the December Subpoena were not intentional and resulted from the Company's good faith, and objectively reasonable, belief that its license to purchase Sudan overflight permits had not expired and from inadvertent errors of its employees regarding the license restrictions on payment accounts. As discussed in the 2009 Response Letters, the amount of any penalty that might be assessed by OFAC as a result of its review is subject to several mitigating factors. In our response to the December Subpoena, the Company identified a number of mitigating factors that it believes should apply in these circumstances, many of which are similar to those identified in our response to the April Subpoena, including (1) the insignificant amount of revenue attributable to these transactions, (2) that any potential violations were inadvertent and did not demonstrate an intent to violate U.S. sanctions regulations or the Company's licenses and (3) the steps taken by the Company to continue enhancing its compliance policies and procedures (and any determination regarding the applicability of such mitigating factors would be made by OFAC in connection with its review). Accordingly, the Company's materiality analysis with regards to these matters, as set forth in the 2009 Response Letters, remains unchanged. However, for completeness, the Company has updated its risk factor regarding compliance with U.S. and foreign laws and regulations to include disclosure regarding the December Subpoena and the Company's response, under Item 1A of the Company's 10-K for the fiscal year ended December 31, 2009.

     Acknowledgement:

     The Company acknowledges that:

     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the Commission;

     (b) Staff comments or changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings with the Commission; and

     (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact R. Alexander Lake, General Counsel, or the undersigned at (305) 428-8000.




                                             Very truly yours,

                                             /s/ Ira M. Birns
                                             ---------------------------------
                                             Ira M. Birns
                                             Executive Vice President and
                                             Chief Financial Officer